

June 17, 2016

Jules P. Kaufman, Esq.
General Counsel
Coty Inc.
350 Fifth Avenue
New York, New York 10118

     Re: Coty Inc
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 1, 2016
           File No. 333-210856

Dear Mr. Kaufman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure consistency of disclosure throughout the documents filed on behalf of Galleria and Coty. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes as applicable.

Summary Historical Consolidated Financial Data of Coty, pages 47 and 137
Summary Non-GAAP Financial Data of Coty, pages 48 and 139

2. You indicate that Adjusted Operating Income, Adjusted Net Income Attributable to Coty, Inc. and Adjusted Net Income Attributable to Coty, Inc. per Common Share are non-GAAP financial measures that better enable management and investors to analyze and compare underlying business results from period to period. You also state that these measures provide an alternative view of performance used by management and that an investors understanding of your performance is enhanced by disclosing these measures.

Please revise your disclosures to more fully and specifically explain why you believe each non-GAAP financial measure you present is useful to investors. Refer to Item 10(e)(1)(i)(C) through (D).

3. We note that you have provided reconciliations of Reported Operating Income to Adjusted Operating Income: Please address the following:

- On page 92, you state that you target organic growth through your focus on supporting and expanding global brands while consistently developing and seeking to acquire new brands and licenses. However, Adjusted Operating Income excludes restructuring and other business realignments costs, amortization, and acquisition-related costs for all periods presented. Given that you have a growth strategy that includes acquiring new brands and licenses, please explain how and why you determined it is appropriate to adjust your Non-GAAP performance measures for charges that appear to be normal, recurring operating expenses for your company. Refer to Question 100.01 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016;
- Please more fully explain how and why you determined it is now appropriate to revise your non-GAAP performance measures to exclude amortization.
- Please clarify the types of costs included in acquisition-related costs. To the extent that these costs include purchase accounting adjustments, such as revaluation of acquired inventory, please explain how you determined excluding these costs is appropriate since they appear to be normal, recurring expenses for your company;
- Your stock based compensation adjustments for all periods do not agree with stock based compensation in your statements of cash flows. Please explain what these adjustments represent, how they are calculated, and why you determined they are the appropriate amounts to use to calculate your non-GAAP performance measures; and
- Since you target growth and seek to acquire new brands and licenses and your Non-GAAP performance measures exclude expenses related to your acquisition strategy, please explain how management assesses and evaluates the success of acquisitions.

4. We note that you have provided reconciliations of Reported Net Income Attributable to Coty, Inc. to Adjusted Net Income Attributable to Coty, Inc., in total and on a per share basis. Please address the following:

- You present a change in tax provision due to adjustments to reported Net Income Attributable to Coty, Inc. Please clearly explain how the tax effects were calculated. Refer to Question 102.11 of the Compliance and Disclosure Interpretations (C&DIs) updated on May 17, 2016; and
- Please explain what is included in your Adjustments to Other Expense and how you determined excluding these costs is appropriate.

Selected Historical and Pro Forma Financial Data, page 135
Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 140

5. We note your response to comment 23 from our letter dated May 19, 2016. In regard to the composition of management, please explain to us the specific changes in senior management that are anticipated subsequent to the merger. Also, based on the uncertainties regarding the split-off/spin-off of P&G Beauty Brands, please explain to us how you determined the former shareholders of P&G will be widely held and why you believe the relative voting rights in the combined entity are not a determinative factor to consider.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 143

6. We note your response to comment 27 from our letter dated May 19, 2016. It appears to us that certain outstanding share amounts per your balance sheet as of March 31, 2016 may not be accurate based on the weighted average common shares outstanding. Please ensure that the numbers of shares of preferred stock and Class A common stock on a historical and pro forma basis are accurate.

Note 2 – P&G Beauty Brands Pre Merger Adjustments, page 148

7. We note your responses to comments 28 and 35 from our letter dated May 19, 2016. In regard to adjustments (a) and (d), you indicate that certain expenses, including allocated expenses, are deducted and added back based on management's best estimates at the time of the filing. Please tell us how you determined these adjustments are factually supportable. In addition, please help us understand how these amounts are derived, including but not limited to, how expenses are allocated. It appears to us that adjustments related to the excluded and divested brands should only include the direct revenues and direct expenses associated with those brands.

Note 3 – Pro Forma Merger Adjustments, page 152

8. We note your response to comment 33 from our letter dated May 19, 2016. You indicate that the incremental depreciation for the year ended June 30, 2015 was determined by subtracting Galleria's historical depreciation for the period from the estimated annual depreciation on the fair value at acquisition of the acquired property and equipment. You also indicate that you use a waterfall approach to estimate total annual depreciation for acquired property and equipment. Please clarify and help us reconcile why the depreciation adjustment for the year ended June 30, 2015 of $4.3 million was significantly less than the adjustment for the nine months ended March 31, 2016 of $10.3 million. Please tell us the impact of the waterfall method and how you determined it is appropriate to use in your pro forma depreciation adjustments. Given that PP&E

increased by $362 million, please clarify and help us understand the incremental depreciation expense included in your annual and interim pro forma adjustments.

Background of the Transactions, page 168

9. We note your response to comment 38 of our letter dated May 19, 2016 and the revised disclosure in the ultimate paragraph of this section. Please disclose what value the Board attributed to the excluded brands and the adjustment to the recapitalization amount referenced. We note that the Board considered the sensitivity cases prepared by the financial advisors when it determined that updated fairness opinions were not necessary; however, on page 174, the financial advisors disclose that neither sensitivity case "was intended to correspond to an analysis of the Excluded Brands not transferring with Galleria Company."

Summary of Financial Analysis, page 173

10. We note your response to comment 41 of our letter dated May 19, 2016 and reissue the comment. Please note that you may provide appropriate qualifying language placing this information in context. Additionally, please disclose, given the stated inadequacies of these projections in your response letter, why the Board did not require the financial advisors to conduct a more recent and accurate analysis to support its recommendation to shareholders.

Opinions of Morgan Stanley, page 171
Opinion of Barclays, page 182

11. We note your response to comment 13 of our letter dated May 19, 2016. Please disclose the amounts requested on page 35. Additionally, please disclose here the aggregate fees paid to each financial advisor for all services by each company.

P&G's Reasons for the Transactions, page 191

12. We note the revised language added in response to comment 42 of our letter dated May 19, 2016; however, you have not provided the level of detail requested. Please revise this section to include a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

P&G Beauty Brands – Combined Financial Statements
Combined Balance Sheets, page F-3

13. We note your response to comment 47 from our letter dated May 19, 2016. Please confirm that prior to effectiveness you will reflect the material reduction to historical equity that will occur as a result of the Recapitalization on a pro forma basis alongside the most recent historical balance sheet you present pursuant to SAB Topic 1:B:3.

3. Significant Accounting Policies, Revenue Recognition, page F-18

14. We note your response to comment 52 from our letter dated May 19, 2016. You indicate that the disclosure of trade promotions is not meaningful; however, it appears to us that changes in trade promotions on a period to period basis could be material and meaningful to investors. As previously requested, please revise your disclosures here or in MD&A to disclose the impact of trade promotions on net sales during each period presented.

9. Postretirement Benefits, page F-26

15. We note your response to comment 53 from our letter dated May 19, 2016. You indicate that your plans are accounted for as multi-employer plans which require you to expense your annual contributions. However, since you will assume responsibility for a portion of the multi-employer plan's benefit obligation, we continue to believe that you should disclose the benefit obligation and plan assets to be assumed by P&G Beauty Brands in the financial statements. Under a multiemployer approach, the carve-out entity would analogize to the guidance in ASC 715-80-35, as further described in ASC 715-30-55-62 through 55-64. Please revise your disclosure accordingly.

Coty, Inc. – Form 8-K filed on May 3, 2016

16. You disclose non-GAAP financial measures more prominently than directly comparable GAAP measure; do not reconcile each non-GAAP financial measure you present, do not explain why each non-GAAP financial measure you present is useful, do not explain how tax effects of adjustments are calculated; and present a full non-GAAP income statement which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/Craig Slivka, for

Pam A. Long
Assistant Director
Office of Manufacturing and Construction